New York - AG	March 5, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Awarded as Socially Responsible Business in Mexico

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that its three operating mines in Mexico, the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and La Encantada Silver Mine have all been awarded with the 2021 Socially Responsible Business Distinction Award (the “Award”), also known as the Empresa Socialmente Responsable Award, for best sustainability practices.

Presented annually by the Mexican Centre for Philanthropy (“CEMEFI”) and the Alliance for Corporate Social Responsibility (“ALIARSE”), this Award recognizes First Majestic for its corporate ethics and good governance practices and also recognizes the Company for its dedication to the social and environmental landscapes in which it operates. The Award affirms First Majestic’s position as a leader in Corporate Social Responsibility, and was achieved through demonstrating continued transparency, environmental stewardship, and sustainability within its operations in Mexico.

The San Dimas operation, located in the state of Durango, received the Award for the tenth consecutive year; the Santa Elena operation, located in the state of Sonora, received the Award for the seventh consecutive year; and the La Encantada operation, located in the state of Coahuila, received the distinction for the first time.

“I am proud of First Majestic’s commitment to positive and long-lasting impact across the communities where we work;” said Keith Neumeyer, President and CEO of First Majestic. “Social management is a core tenet of the Company and it is continually ingrained in our operations. Being recognized by CEMEFI and ALIARSE emphasizes our daily focus on creating opportunities for social, economic and environmental development. This Award is proudly shared with the communities where we work.”

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 12.5 to 13.9 million silver ounces or 20.6 to 22.9 million silver equivalent ounces in 2021.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Forward-Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 or forward looking information within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements also include statements with respect to the proposed use of proceeds of the Offering Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: failure to obtain regulatory approval of the Offering; the occurrence of a material adverse change, disaster, change of law or ; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of Business - Risk Factors” in First Majestic Silver Corp.’s Annual Information Form for the year ended December 31, 2019, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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